Sub-Item 77I & 77Q1(d)

Terms of new or amended securities

Dreyfus APPRECIATION fund, iNC.

(the "Fund")

Effective on April 11, 2017, the Board of Directors of the Fund approved a proposal that provides that Class I shares of the Fund also may be purchased by U.S.-based employees of The Bank of New York Mellon Corporation, board members of The Dreyfus Corporation and board members of funds in the Dreyfus Family of Funds, and the spouse, domestic partner or minor child of any of the foregoing, subject to certain conditions described in the Fund's Prospectus or Statement of Additional Information, and provided that such Class I shares are purchased directly through the Fund's distributor.

A revised Rule 18f-3 Plan was filed with the Securities and Exchange Commission on August 14, 2017 as Exhibit (n) to Post-Effective Amendment No. 68 to the Registrant's Registration Statement on Form N-1A and is incorporated herein by reference.